UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **November 9, 2009**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On November 9, 2009, American Independence Corp. issued a press release announcing results of operations for the three months and nine months ended September 30, 2009, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated November 9, 2009.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: November 9, 2009
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.
485 MADISON AVENUE
NEW YORK, NEW YORK 10022
NASDAQ – AMIC

CONTACT: DAVID T. KETTIG
(212) 355-4141 Ext. 3047
www.americanindependencecorp.com

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2009 THIRD-QUARTER AND NINE-MONTHS RESULTS

New York, New York, November 9, 2009. American Independence Corp. (NASDAQ: AMIC) today reported 2009 third-quarter and nine-months results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

The Company's operating income[1] for the three months ended September 30, 2009 was $0.4 million ($.05 per share, diluted), as compared to $1.2 million ($.15 per share, diluted) for the three months ended September 30, 2008. Operating income for the nine months ended September 30, 2009 was $3.0 million ($.35 per share, diluted), as compared to $3.9 million ($.46 per share, diluted) for the nine months ended September 30, 2008.

Revenues decreased to $25.7 million for the three months ended September 30, 2009, compared to revenues of $29.8 million for the three months ended September 30, 2008. Net income decreased to $0.2 million ($.03 per share, diluted), for the three months ended September 30, 2009, compared to $0.6 million ($.07 per share, diluted), for the three months ended September 30, 2008. Revenues decreased to $79.2 million for the nine months ended September 30, 2009, compared to revenues of $87.4 million for the nine months ended September 30, 2008. Net income was $2.1 million ($.25 per share, diluted), for the nine months ended September 30, 2009, compared to $2.2 million ($.26 per share, diluted), for the nine months ended September 30, 2008.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "The third quarter of 2009 was adversely impacted by the continuing decrease in premiums of 12% for the nine months ended September 30, 2009 compared to the first nine months of 2008 due to recessionary pressures and tighter underwriting guidelines. Although the Company

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[1] Operating income is a non-GAAP measure and is defined as net income excluding non-cash charges related to the amortization of certain intangible assets recorded in purchase accounting, net realized investment losses, losses from discontinued operations and the federal income tax charge related to deferred taxes. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of net income to operating income is presented as an attachment to this press release.

recorded improved loss ratios in both fully insured medical and medical stop-loss for the nine month period, the current quarter stop-loss loss ratio was impacted by unexpected development due to a prior treaty year. In addition, other income declined $1.3 million due to a release of a contingent payment to a marketing organization recorded in the third quarter of 2008 compared to a much smaller corresponding credit in the third quarter of 2009. Even in the current challenging economy, our financial condition remains strong. Our insurance company's statutory surplus at September 30, 2009 is at an all-time high. We have grown our book value to $10.40 per share at September 30, 2009 from $9.75 per share at December 31, 2008."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is net income excluding non-cash charges related to the amortization of intangible assets recorded in purchase accounting, net realized investment gains (losses) and the federal income tax charge related to deferred taxes due to its federal net operating loss carryforwards, and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Operating Income from Continuing Operations" schedule below.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers health insurance solutions to individuals and employer groups. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries, Independent Producers of America, LLC and healthinsurance.org, LLC. AMIC markets medical stop-loss through managing general underwriters, including Marlton Risk Group LLC and Risk Assessment Strategies, Inc.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
THIRD QUARTER REPORT
SEPTEMBER 30, 2009
(In thousands except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	**2008**	**2009**	**2008**
Premiums earned	$ 20,987	$ 23,881	$ 65,063	$ 73,846
MGU and agency income	3,968	4,092	11,406	10,575
Net investment income	783	843	2,261	2,576
Net realized investment gains (losses)	(27)	27	234	114
Total other-than-temporary impairment losses	-	(297)	-	(669)
Other income	24	1,302	207	972
Revenues	25,735	29,848	79,171	87,414
Insurance benefits, claims and reserves	15,414	18,786	44,801	53,256
Selling, general and administrative expenses	9,569	9,742	30,039	29,835
Amortization and depreciation	210	224	629	585
Expenses	25,193	28,752	75,469	83,676
Income before income tax	542	1,096	3,702	3,738
Provision for income taxes	141	331	1,168	1,231
Net income	401	765	2,534	2,507
Less: Net income attributable to the noncontrolling interest	(176)	(169)	(443)	(321)
Net income attributable to American Independence Corp.	$ 225	$ 596	$ 2,091	$ 2,186

Basic income per common share:
Net income attributable to American Independence Corp. common shareholders

	$ .03	$ .07	$ .25	$ .26
Weighted-average shares outstanding	8,506	8,504	8,505	8,504

Diluted income per common share:
Net income attributable to American Independence Corp. common shareholders

	$ .03	$ .07	$ .25	$ .26
Weighted-average diluted shares outstanding	8,506	8,504	8,505	8,504

As of September 30, 2009 there were 8,506,489 common shares outstanding, net of treasury shares.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP
OPERATING INCOME FROM CONTINUING OPERATIONS
(In thousands except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	**2008**	**2009**	**2008**
Income from continuing operations	$ 225	$ 596	$ 2,091	$ 2,186
Amortization of intangible assets related to purchase accounting	34	55	101	75
Net realized investment (gains) losses	27	(27)	(234)	(114)
Total other-than-temporary impairment losses	-	297	-	669
Federal income tax charge related to deferred taxes for operating income	115	317	1,048	1,092
Operating Income from continuing operations	$ 401	$ 1,238	$ 3,006	$ 3,908

Non - GAAP Basic Income Per Common Share:

Operating Income from continuing operations	$ .05	$ .15	$ .35	$ .46

Non - GAAP Diluted Income Per Common Share:

Operating Income from continuing operations	$ .05	$ .15	$ .35	$ .46